07027809

Coca-Cola

COCA-COLA AMATIL

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

File Number: 82.2994

23 October 2007

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 30 2007
WASH. D.C.
186

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

**Enclosed** herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

dlw 11/7

Coca-Cola Amatil

# London - Edinburgh Investor Meetings

Terry Davis
Group Managing Director

Warwick White
Managing Director
Australia & NZ

October 2007



# Coca-Cola Amatil consistent out-performance

## Target: Consistent achievement of double-digit earnings growth

- CCA has consistently delivered on its operating target of double-digit earnings growth:
  - 8 out of 11 halves since 2002
  - First half 2007[1]
    - EBIT growth of 13.3%
    - NOPAT growth of 10.7%



zero
Pink Lady Apples
blue
zero


1. Pre-significant items



## Strong delivery of sales and margin



Sales & EBIT %1
$m
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
16%
14%
12%
10%
8%
6%
4%
2%
0%
2001
2002
2003
2004
2005
2006
H107
Trading revenue
EBIT %


- EBIT CAGR of +9.3% 2001 – 2006
- H107 EBIT margin of 13.2%
- H107 revenue growth of 5.1% on pcp
- H107 EBIT growth of 13.3% on pcp

1. before significant items

## Strong delivery of EPS and dividend growth



Earnings per share[1]
2001
2002
2003
2004
2005
2006
2007




Dividends per share
2001
2002
2003
2004
2005
2006
2007


EPS CAGR of +11.3% since 2001

DPS CAGR of +18.3% since 2001

**First half 2007 EPS[1] up 10.3% to 21.4 cps with DPS up 6.9% to 15.5 cps**

COCA-COLA AMATIL

1. before significant items



## 2007 Strategic review fundamentals

Primary outcomes

- Grow CCA's share of non-alcoholic beverages by continuing to expand the product portfolio
- Broaden the beverage portfolio into the highly profitable alcoholic beverages market in Australia and New Zealand
- Complete the sale of the South Korean business (Q407)
- Prioritise growth in the developing markets of Indonesia, PNG and Fiji
- Undertake a major IT infrastructure development to re-engineer business processes and create a world class operating system (Project 'OAisys')

COCA-COLA AMATIL

## The six key business drivers that differentiate CCA

Market share, profit growth and brand premium driven by

- Accelerated product & package innovation
- High growth non-carbonated beverage and food expansion
- Expand product availability through additional cold drink equipment placements and new outlet development
- Enhance technology capability to deliver levels of customer service that cannot be profitably matched by CCA's competitors
- Revenue management focus and cost discipline
- Develop a material presence in premium alcoholic beverages in Australia and New Zealand

COCA-COLA AMATIL

7

## What could CCA look like in five years?

*"A beverage choice for every occasion"*

- CSDs continue to dominate the brand portfolio but will represent a lower % of Group earnings
- Non-sugar CSDs expected to represent >40% of CSD volume
- Non-CSDs, alcoholic beverages and food to generate > 50% of future earnings growth
- Asset allocation, including acquisition and organic growth, will be concentrated in Australia and New Zealand, where CCA's competitive advantage is greatest

COCA-COLA AMATIL

8

## 2001 Target - To achieve a broader based and better balanced geographic and product mix

### Geographic Mix - 2006



Revenue
$4.3bn
EBIT
$580.5m
Capital Employed
$3.6bn
11%
16%
10%
53%
11%
75%
7%
19%
11%
40%
Food - SPCA
Beverages - Indonesia & PNG
Beverages - South Korea
Beverages - NZ & Fiji
Beverages - Australia


### Revenue Mix



5%
95%
2001
10%
23%
67%
HY07
Food
Non-carbonated beverages
Carbonated beverages


Coca-Cola Amatil

9

## 2007 Outcome - A broader based, better balanced, more profitable mix

### 2001 – Low levels of product innovation and over reliance on CSDs to generate growth



- 95% CSDs
- 5% Non-carbonated beverages

### HY2007 – A broader based, better balanced and more profitable business mix



- 67% CSDs
- 33% Non-carbonated beverages & food

Graphs represent revenue split

10

Coca-Cola Amatil

# Product Innovation continues to drive growth



Product launches
140
120
100
80
60
40
20
0
2001
2002
2003
2004
2005
2006
2007


1. Excludes Maxxium range
2. 2007 full year estimate



KIRKS
SUGAR FREE
L&P
zero
GV to GO!
Coke
Fruit Fresher
PERONI
NASTRO AZZURRO
blue
Powerade
IXL
HOME GOURMET
STRAWBERRY
zero




# CCA share price & peer group versus the all-ords



160
150
140
130
120
110
100
90
CCL
FGL
All Ords
LNN
Aug-06 Sep-06 Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07 Apr-07 May-07 Jun-07 Jul-07 Aug-07


**CCA consistently outperformed the All-ords, FGL and LNN over the 12 months to August 2007**

# CCA Australia
## The Path to Double Digit Growth



## Despite 2 years of significant commodity cost increases, earnings growth has been maintained


CCA Australia EBIT ($Am)
2002 to 2006: CAGR +11.4%
1997 to 2001: CAGR +6.4%
450
400
350
300
250
200
150
100
50
-
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Published EBIT, pre-significant items
2006 pre Food & Services segment reporting change
1997-2003 pre-AIFRS, 2004-2006 AIFRS

## NARTD market continues to be dominated by CSDs


2006 (2,074M Litres)
CSD
Energy
Rvd Milk
Water
Chilled Juice 100%
RTD Tea
Sports
Long Life Juice 100%
0.3%
3.3%
12.3%
6.3%
0.4%
1.4%
9.6%
59.4%
Non CSD growth at a faster rate:
CAGR 2003 to 2006, +6%

Source: ACNielsen Australia Scan Track (Measured - Foodstores excl. Aldi)

COCA-COLA AMATIL



## CCA Australia well positioned for growth with strong product innovation


2006 Total NARTD Market Growth & CCA Volume Share
CCA Volume Share %
Strong Market Presence
Developing Market Presence
60.0
50.0
40.0
30.0
20.0
10.0
0.0
+2.2%*
+35.2%*
+14.8%*
2006
Market Growth*
CSD
-
Water
+10.3%
Sports
+32.4%

Source: ACNielsen Australia Scan Track (Measured - Foodstores excl. Aldi)

COCA-COLA AMATIL

## Revenue growth has accelerated



Revenue Growth $Am
H107 +8.6%
2002 to 2006: CAGR +7.0%
1997 to 2001: CAGR +4.2%
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006


2006 pre Food & Services segment reporting change
1997-2003 pre-AIFRS, 2004-2006 AIFRS

Coca-Cola Amatil



## Net sales revenue per case growth successfully driven by revenue management and product and package innovation



AUD
NSR Rate per U/C $
NSR Growth Rate P.A per U/C %
$8.00
$6.00
$4.00
$2.00
$0.00
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2001
2002
2003
2004
2005
2006
HY07*


2005 to 2007: NSR per U/C CAGR +7.6%

*HY07 vs HY06. HY07 post Food & Services segment change

Coca-Cola Amatil

## Successful Coke Zero launch enabled CCA Australia to grow its premium price gap to Pepsi



Total Cola Market
CCA Volume Share & Price Premium
+24%
+31%
80.0
75.0
70.0
65.0
60.0
55.0
50.0
35.0%
30.0%
25.0%
20.0%
15.0%
Volume Share %
Price Gap % per litre
YEAR 2003
YEAR 2004
YEAR 2005
YEAR 2006
YTD 02/09/07
CC System Volume Share
CC System Price Premium


Source: ACNielsen Australia Scan Track (Measured – Foodstores excl Aldi, excl. 600ml)

Coca-Cola Amatil



## Product & package premiumisation drives significant price per unit case improvement



Post-mix


Coca-Cola Amatil

## Product & package premiumisation drives significant price per unit case improvement


STILL WATER
ENHANCED WATER
SPORT
ENHANCED SPORT



## $300 million investment in manufacturing and customer service capability

Increase capacity by 10-15% and deliver manufacturing, supply chain and customer service capability to reduce cost and increase efficiency


WA – Perth
▪ Hot fill PET & Glass line
QLD – Brisbane
▪ ARTD capable can line
▪ Hot fill PET line
SAP
SA – Adelaide
▪ ARTD capable can line
▪ ARTD capable glass line
NSW – Sydney
▪ Multi-size can line
▪ Automated warehouse

## The Australian beverage model has three new planks to deliver growth


✓2-4% volume
✓3-5% price
1-2% premiumisation
1% efficiency
2-3% alcohol
Delivers double-digit earnings growth



# Pacific Beverages Review

## Joint Venture Relationship – SABMiller & CCA

- For Australia and New Zealand, the JV to undertake
  - All alcohol sales by either party
  - All alcohol M&A activities



## Pacific Beverages Joint Venture

- Premium beer
  - Volume ⬆ to end September +80% on prior distribution arrangements
  - Dedicated licensed channel sales force focus delivering results
- Addition of significant sales force of Maxxium spirits portfolio
  - Very good progress in ARTDs and spirits
  - 180 people servicing over 25,000 licensed customers in Australia
  - Significant capex on ARTD manufacturing capacity
- JV EBIT contribution to CCA ahead of expectations
- Strong contribution to general Australia overhead


PERONI
NASTRO AZZURRO
GENUINE DRAFT

## Over 80% growth achieved in premium beer volumes

- Strong support from large retailers has driven strong volume increases in Pacific Beverages premium beer brands



VINTAGE CELLARS
PERONI
Liquorland
$39.99
CHOICE
LIQUOR SUPERSTORE


Coca-Cola Amatil



## Premium beer innovation - Miller Chill



CHILL


- The beer category in Australia has lacked innovation
- A fresh new take on the Mexican Chelada
- Significant opportunity in the trend toward Mexican beer consumption
- Launch during November 2007 with a strong summer focus
- Further step in the expansion of CCA's premium alcohol business
- ***"Miller Chill – ultimate refreshment when things heat up!"***



CHILL


Coca-Cola Amatil

## ARTD Innovation - Jim Beam & Zero Sugar Cola


JIM BEAM
zero sugar cola
No sugar,
no sweat

- First major new product development arising from the Maxxium relationship – a Global first
- Jointly developed by Beam Global Wines & Spirits and CCA
- Targeting growing trend towards low carbohydrate premium ARTDs
- Initial feedback from customers & consumers on Jim Beam & Zero Sugar Cola very positive
- Initial results are encouraging:
  - Coke Zero volume is 13% of total cola*
  - After only 3 weeks, Jim Beam & Zero Sugar Cola volume is 15% of total Jim Beam & Cola*

Coca-Cola Amatil

*September 2007



## New Zealand – ARTD manufacture agreement with Jim Beam


JIM BEAM
Cola

- Exclusive agreement with Beam Global Spirits & Wine New Zealand to manufacture alcoholic ready-to-drink beverages including Jim Beam & Cola – the NZ market leader
- Investment by CCA of approximately NZ$9 million at Auckland plant to facilitate manufacture
- Supply expected to commence November 2007
- A further step in the alcohol business expansion of Pacific Beverages joint venture

Coca-Cola Amatil

# 2007 strategic review & full-year outlook



## 2007 budget objectives on plan or ahead of plan

- NPD focus – energy, flavoured milk, sports drinks, juice
- Complete the sale of the South Korean business by Q407
- Continue alignment Australia and NZ operating structure and go-to-market strategies
- Scale up presence in licensed channel – upsize sales force with concentrated portfolio of 22 major non-alcoholic, premium beer and spirit brands
- Complete feasibility study for 'boutique' Australian brewery development by the end of 2007

## 2007 budget objectives on plan or ahead of plan

- Premium beer sales to commence in New Zealand in November
- Manufacture of ARTDs to commence in new Zealand in November
- Food & Services Division scope & scale expanded in April 2007
- Technology and supply chain platform – OAisys (IT) and automated warehousing
- SPCA packaged fruit supply agreements ex China and South Africa
- Establish foundation for creation of back office shared services across Australia and New Zealand

COCA-COLA AMATIL

33

## 2007 CCA Group outlook

- **Strong start to second half, particularly Australia**
  - Brand portfolio strength continues to pay dividends
  - In-market execution capability developing into a real competitive advantage
- **Commodity input costs**
  - Continue impact in H207 with aluminium costs remaining high
  - the rate of increase in COGS per unit case to be less than H1 2007 at around 6% on a constant currency basis and excluding South Korea
  - Target full recovery of commodity driven cost of goods increases

COCA-COLA AMATIL

34

## Outlook for H207

- **Outlook for H207**
  - Important summer trading season in Australia and New Zealand still to come (22% of annual volume delivered in November & December)
  - Targeting high single-digit EBIT growth for second half
  - Next trading update in early December 2007

Coca-Cola Amatil



# Appendices

- H107 CCA Results
- Sustainability

Coca-Cola Amatil

## Major highlights of the H107 result

1. **Group EBIT ⬆ 13.3% to $284.5 million**
   - A record first half result for CCA
   - Strong performance by all beverage businesses, except South Korea which continued to recover lost volume from extortion attempt
2. **Return on capital employed ⬆ 1.2% to 17.2%**
   - Driven by earnings growth and continued investment in customer service & product and package innovation
3. **Material improvement in Indonesian performance**
   - Strong volume & revenue growth delivers four-fold increase in earnings
4. **COGS recovery**
   - Price realisation & mix improvement enabled full beverage COGS recovery[1]

COCA-COLA AMATIL

1. Excluding South Korea

37

## Group results summary

| | |
|---|---|
| **Trading revenue** | ⬆ 5.1% to $2.16 bn |
| **Beverage revenue per unit case** | ⬆ 4.2% to $6.50 puc |
| **EBIT[1]** | ⬆ 13.3% to $284.5 m |
| **NOPAT[1]** | ⬆ 10.7% to $160.9 m |
| **ROCE** | ⬆ 1.2 pts to 17.2% |
| **Strong free cash flow** | $79.6 m |
| **Earnings per share[1]** | ⬆ 10.3% to 21.4 cps |
| **Dividend per share** | ⬆ 6.9% to 15.5 cps |

COCA-COLA AMATIL

1. Before significant items

38


Australia

# Australia

| A$m | HY07 | HY06 | % Chg |
|---|---|---|---|
| **Trading revenue** | 1,133.0 | 1,043.4 | 8.6% |
| Revenue per unit case | $7.49 | $6.96 | 7.6% |
| Volume (million unit cases) | 151.3 | 149.9 | 1.0% |
| **EBIT** | 199.1 | 185.8 | 7.2% |
| **EBIT margin** | 17.6% | 17.8% | (0.2 pts) |
| **Capital expenditure / revenue** | 5.2% | 0.5% | 4.7 pts |

(Based on new segment reporting)

COCA-COLA AMATIL



# Australia – 2007 second half outlook

- Strong start to the second half
  - Momentum continues in all major categories
- Key success factors
  - Price realisation of COGS increases and successful execution of revenue management initiatives
  - Continued growth in demand for premium product and package offerings


MOUNT FRANKLIN


zero

COCA-COLA AMATIL

## New Zealand & Fiji

### Strong improvements in all key metrics

| A$m | HY07 | HY06 | % Chg |
|---|---|---|---|
| Trading revenue | 218.7 | 201.2 | 8.7% |
| Revenue per unit case | $6.92 | $6.39 | 8.4% |
| Volume (million unit cases) | 31.6 | 31.5 | 0.3% |
| EBIT | 34.4 | 30.6 | 12.4% |
| EBIT margin | 15.7% | 15.2% | 0.5 pts |
| Capital expenditure / revenue | 8.5% | 11.3% | 2.8 pts |

COCA-COLA AMATIL

41

## New Zealand – review & second half outlook



kiwi
blue




Powerade




Coca-Cola
zero


- **Strong core brand growth**
  - Coke Zero a standout performer with volume ↑ by 16%
  - Pump and Kiwi Blue ↑ volume by 18%
  - Powerade ↑ volume by over 38%
  - Deep Spring re-launch ↑ volume by 33%
  - L&P 100th anniversary, delivers volume ↑ of 14%
- **2007 second half outlook**
  - Strong start to second half
  - Expect double digit growth
  - Rugby World Cup a bonus for Powerade & Coke Zero

COCA-COLA AMATIL

42


Indonesia
Papua New Guinea

## Indonesia & PNG

### Turnaround continues

| A$m | HY07 | HY06 | % Chg |
|---|---|---|---|
| **Trading revenue** | 218.3 | 184.4 | 18.4% |
| Revenue per unit case | $4.32 | $4.15 | 4.1% |
| Volume (million unit cases) | 50.5 | 44.4 | 13.7% |
| **EBIT** | 3.4 | (11.6) | 129.3% |
| **EBIT margin** | 1.6% | (6.3%) | 7.9 pts |
| **Capital expenditure / revenue** | 1.4% | 11.2% | (9.8)pts |



## Indonesia – review & second half outlook

- Cost of doing business significantly lowered through headcount reduction and technology implementation
- H107 double-digit volume growth driven across all major brands
  - Fanta Flavours ⬆ 21%
  - Sprite ⬆ 15%
  - Coca-Cola ⬆ 12%
  - Frestea ⬆ of 29%
- **2007 Outlook**
  - Expect earnings for H207 at least in line with the very strong H206 performance, assuming stable economy.



## Food & Services Division

| A$m | HY07 | HY06 | % Chg |
|---|---|---|---|
| Trading revenue | 280.6 | 260.1 | 7.9% |
| EBIT | 38.7 | 38.3 | 1.0% |
| EBIT margin | 13.8% | 14.7% | (0.9)pts |
| Capital expenditure / revenue | 7.8% | 17.0% | (9.2)pts |

SPC ARDMONA

Neverfail

Quirks AUSTRALIA



## Food & Services - review

- **SPC Ardmona**
  - Sales revenue increase of 5.7% and continued EBIT growth
  - Solid result given one-off costs of the severe frost and drought in 06
  - Growth in most categories including fruit snacks, baked beans & spaghetti, tomatoes and spreads
  - Tin-plate driven COGS increases continue to impact
- **Services**
  - Quirks acquired CCA Australia Beverage's CDE fleet
  - Leverage Quirks expertise in CDE fleet management
  - Achieve improved scale, operating efficiency & procurement benefits.
- **Focussed management approach has identified incremental benefits**



## South Korea

| A$m | HY07 | HY06 | % Chg |
|---|---|---|---|
| **Trading revenue** | 310.9 | 366.7 | (15.2%) |
| Revenue per unit case | $5.57 | $5.92 | (5.9%) |
| Volume (million unit cases) | 55.8 | 61.9 | (9.9%) |
| **EBIT[1]** | 8.8 | 8.1 | 8.6% |
| **EBIT margin[1]** | 2.8% | 2.2% | 0.6 pts |
| **Capital expenditure / revenue** | 2.3% | 1.7% | 0.6 pts |

1. Before significant items

Coca-Cola Amatil



## H107 Profit & loss

| A$m | HY07 | HY06 | % chg |
|---|---|---|---|
| EBIT (before significant items) | 284.5 | 251.2 | 13.3% |
| Net interest expense | (70.4) | (66.2) | 6.3% |
| Profit before tax | 214.1 | 185.0 | 15.7% |
| Income tax expense | (53.2) | (39.6) | 34.3% |
| **NPAT (before significant items)** | **160.9** | **145.4** | **10.7%** |
| Significant items after tax | (20.0) | (31.1) | (35.7%) |
| NPAT | 140.9 | 114.3 | 23.3% |

Coca-Cola Amatil

## H107 Profit & loss

**Effective tax rate of 24.8%**

- Withholding tax benefit of $16.7 million following a dividend payment by New Zealand
- Operating profits and losses made in South Korea are not tax effected due to brought forward losses
- Adjustment due to under provisions from prior years of $1.8 million

**Significant items of $26.9m in South Korea**

- $25.0 million ($18.1 million after tax) impairment of carrying value of South Korean business
- $1.9 million (pre and post tax) net costs incurred for extortion attempt - product recall and rehabilitation

COCA-COLA AMATIL

49

## Capital employed

| A$m | HY07 | FY06 | $ chg |
|---|---|---|---|
| Working capital | 884.8 | 797.8 | 87.0 |
| Property, plant & equipment | 1,440.2 | 1,499.9 | (59.7) |
| IBAs & intangible assets | 1,961.0 | 2,001.3 | (40.3) |
| Deferred tax liability | (281.3) | (327.9) | 46.6 |
| Net other assets / (liabilities) | (469.4) | (425.8) | (43.6) |
| **Capital Employed** | **3,535.3** | **3,545.3** | **(10.0)** |

COCA-COLA AMATIL

50

## Working capital

**Working capital**

**Group working capital**



$782m
HY06
FY06
HY07
Beverages
Food & Services
Other


**Working capital / revenue**

| | HY06 | FY06 | HY07 |
|---|---|---|---|
| Beverages | 10.4% | 10.8% | 11.0% |
| Food & services | 65.3% | 52.6% | 61.1% |

- Beverage working capital to revenue – small increase primarily due to holding higher inventories to improve service levels
- Food & services working capital to revenue – increase due to the normal seasonally higher inventories held by SPCA: Food & Services on track to be less than 50% by year end

Coca-Cola Amatil

51

## Balance sheet remains strong

**Net Debt & Interest Cover**



$2,500m
$2,000m
$1,500m
$1,000m
$500m
$0m
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
2002
2003
2004
2005
2006
HY 07
Net Debt
Interest Cover


- Net debt increased by $31.7 million
- Interest cover strong at 4.0x, comfortably meets CCA's target range of 3.5 – 4.5x

Coca-Cola Amatil

52

## ROCE



ROCE
Post IFRS
Pre IFRS
21.6%
17.5%
16.3%
17.2%
10.2%
2002
2003
2004
2005
2006
HY07


- Group ROCE up 0.9 pts versus FY 2006 due to increased earnings from South Korea, Australia and Indonesia
- Group ROCE up 1.2 pts versus HY 2006
- Further ROCE improvement expected in 2008 following completion of automated warehouse projects

Coca-Cola Amatil



## Capital expenditure



Capital Expenditure
$120m
$100m
$80m
$60m
$40m
$20m
$0m
5.0%
4.6%
5.1%
HY05
HY06
HY07
PPE
Other (vehicles, computers etc)
Cold drink equipment


- 5.1% capex / revenue broadly in line with last year
- Full year capex expected to be around 7% of revenue including 2% for infrastructure
- H2 2007 increases in capex to be driven by continuing infrastructure spending on Sydney and Auckland automated warehouses, cold drink equipment and the previously announced IT systems integration project

2005 FY capex $300.5M (7.5% NSR)

2006 FY capex $281.0M (6.5% NSR)

Coca-Cola Amatil

## Free cash flow

| A$m | HY07 | HY06 | $ chg |
|---|---|---|---|
| EBIT | 284.5 | 251.2 | 33.3 |
| Depreciation & amortisation | 93.7 | 98.2 | (4.5) |
| Cash impact of significant items | (1.9) | (27.1) | 25.2 |
| Change in working capital | (87.0) | (53.2) | (33.8) |
| Net interest | (68.1) | (66.6) | (1.5) |
| Income tax paid | (70.3) | (68.0) | (2.3) |
| Other | (7.6) | (13.8) | 6.2 |
| **Operating cash flow** | **143.3** | **120.7** | **22.6** |
| Capital expenditure | (109.5) | (99.3) | (10.2) |
| Sale of assets & other | 45.8 | 73.2 | (27.4) |
| **Free cash flow** | **79.6** | **94.6** | **(15.0)** |

COCA-COLA AMATIL



## Key commodity inputs still trading 10-50% above 10 year averages


NY No.11 Raw Sugar Futures
Sugar USD
18.00
16.00
14.00
12.00
10.00
8.00
6.00
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010


PET Resin - Korea
PET USD
1,400
1,350
1,300
1,250
1,200
1,150
1,100
1,050
1,000
950
900
850
800
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010


Aluminium 3 month
ALUMINIUM USD
2,900
2,700
2,500
2,300
2,100
1,900
1,700
1,500
1,300
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

COCA-COLA AMATIL

## Impact of rising commodity prices on COGS

**Beverages**

- H1 2007 – COGS per unit case increased as follows:
  - as reported 3.5%,
  - on a constant currency basis 5.2%, and
  - on a constant currency basis and excluding South Korea 6.8%
- H2 2007 – CCA expects:
  - continuing higher aluminium and PET prices, and
  - the rate of increase in COGS per unit case to be less than H1 2007 at around 6% on a constant currency basis and excluding South Korea

Coca-Cola Amatil

57

## Capital management

**Dividend policy**

- Maintenance of 70-80% target payout range
  - 75.4% payout in 2006
  - 72.6% payout for interim dividend 2007

**Gearing**

- Long-term interest cover target range of 3.5 – 4.5x
- Comfortable with current 4.0x interest cover given current interest rate outlook

**Cash flow**

- Forecast free cash flow for full year 2007 to be in the order of $200 million

**ROCE**

- Expect improvement of at least 1.0pt in 2007

Coca-Cola Amatil

58

## Sustainability


The soft drink company that's saving truckloads.

- CCA achieves world class best practice in water efficiency
  - In 2006 1.55 litres of water used per 1.0 FBL
  - Average in global Coke system is 2.6 litres
  - CCA operations achieved cumulative water savings of circa 15% in past 6 years
- Goal to become water neutral around three key targets
  - Reduce
  - Recycle
  - Replenish



The material in this presentation is general background information about Coca-Cola Amatil and is current at the date of the presentation. It is information given in summary form and does not purport to be complete.

This presentation is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. It does not amount to advice or any recommendation in relation to Coca-Cola Amatil shares.

*For further Information visit*

**www.ccamatil.com**

or contact

**Paul Irving**
Investor Relations Manager

(Ph) +612 9259 6185 paul.irving@anz.ccamatil.com



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